UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-38904

FLEX LNG Ltd.

(Translation of registrant’s name into English)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton

Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 15, 2022, FLEX LNG Ltd. (the “Company”) entered into an Equity Distribution Agreement (the “Equity Distribution Agreement”), by and between the Company and Citigroup Global Markets Inc. and Barclays Capital Inc., as sales agents and/or principals (the “Managers”), pursuant to which the Company may offer and sell, from time to time, up to an aggregate of $100 million of ordinary shares, par value $0.10 per share (the “Ordinary Shares”), of the Company under the Company’s ”at-the-market” offering program (the “Program”).

Attached to this Report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of the Equity Distribution Agreement, dated November 15, 2022, by and between Citigroup Global Markets Inc. and Barclays Capital Inc.

Attached to this Report as Exhibit 5.1 is the opinion of MJM Limited, relating to the Ordinary Shares.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-259962) that was filed with the U.S. Securities and Exchange Commission and declared effective October 14, 2021.

Forward-Looking Statements

Matters discussed in this Report on Form 6-K may constitute forward-looking statements. Forward-looking statements reflect management’s current expectations and observations with respect to future events and financial performance. Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, the Company’s forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission.

The Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG LTD.

Date: November 15, 2022
	By:	/s/ Oystein Kalleklev
	Name:	Oystein Kalleklev
	Title:	Chief Executive Officer of Flex LNG Management AS
(Principal Executive Officer of FLEX LNG Ltd.)

2

Exhibit 1.1

EXECUTION VERSION

FLEX LNG LTD.

Up to $100 Million of Ordinary Shares
($0.10 Par Value Per Share)

Equity Distribution Agreement

November 15, 2022

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

Ladies and Gentlemen:

FLEX LNG Ltd., an exempted company limited by shares incorporated under the laws of Bermuda (the “Company”), confirms its agreement (this “Agreement”) with each of Citigroup Global Markets Inc. (“Citi”) and Barclays Capital Inc. (“Barclays” and, together with Citi, the “Managers”) as follows:

1. Description of Shares. The Company proposes to issue and sell through or to the Managers, as sales agents and/or principals, the Company’s ordinary shares, $0.10 par value (“Ordinary Shares”), having an aggregate gross sales price of up to $100 million (the “Shares”), from time to time during the term of this Agreement and on the terms set forth in Section 3 of this Agreement. For purposes of selling the Shares through the Managers, the Company hereby appoints the Managers, acting severally, as exclusive agents of the Company for the purpose of soliciting purchases of the Shares from the Company pursuant to this Agreement and each Manager severally agrees to use its reasonable efforts to solicit purchases of the Shares on the terms and subject to the conditions stated herein. The Company agrees that whenever it determines to sell the Shares directly to the Managers as principals, it will enter into a separate agreement (each, a “Terms Agreement”) in substantially the form of Annex I hereto, relating to such sale in accordance with Section 3 of this Agreement. Certain terms used herein are defined in Section 20 hereof.

2. Representations and Warranties. The Company represents and warrants to, and agrees with, the Managers at the Execution Time and on each such time the following representations and warranties are repeated or deemed to be made pursuant to this Agreement, as set forth below.

(a) The Company meets the requirements for use of Form F-3 under the Securities Act and has prepared and filed with the Commission a registration statement (File Number 333-259962) on Form F-3 including a related Base Prospectus, for registration under the Securities Act of the offering and sale of the Shares. Such Registration Statement, including any amendments thereto filed prior to the Execution Time or prior to any such time this representation is repeated or deemed to be made, has become effective. The Company has filed with the Commission the Prospectus Supplement relating to the Shares in accordance with Rule 424(b). As filed, the Prospectus contains all information required by the Securities Act and the rules thereunder, and, except to the extent the Managers shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Managers prior to the Execution Time or prior to any such time this representation is repeated or deemed to be made. The Registration Statement, at the Execution Time, each such time this representation is repeated or deemed to be made, and at all times during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, meets the requirements set forth in Rule 415(a)(1)(x). The initial Effective Date of the Registration Statement was not earlier than the date three years before the Execution Time. Any reference herein to the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be, deemed to be incorporated therein by reference.

(b) To the extent that the Registration Statement is not available for the sales of the Shares as contemplated by this Agreement or the Company is unable to make the representations set forth in Section 2(e) at any time when such representations are required, the Company shall file a new registration statement with respect to any additional Ordinary Shares necessary to complete such sales of the Shares and shall cause such registration statement to become effective as promptly as practicable. After the effectiveness of any such registration statement, all references to “Registration Statement” included in this Agreement shall be deemed to include such new registration statement, including all documents incorporated by reference therein pursuant to Item 6 of Form F-3, and all references to “Base Prospectus” included in this Agreement shall be deemed to include the final form of prospectus, including all documents incorporated therein by reference, included in any such registration statement at the time such registration statement became effective.

(c) On each Effective Date, at the Execution Time, at each Applicable Time, at each Settlement Date and at all times during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, the Registration Statement complied and will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the respective rules thereunder and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b), at the Execution Time, at each Applicable Time, on each Settlement Date and at all times during which a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, the Prospectus (together with any supplement thereto) complied and will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the respective rules thereunder and did not and will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by the Managers specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto).

(d) At the Execution Time, at each Applicable Time and at each Settlement Date, the Disclosure Package does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by the Managers specifically for use therein.

(e) (i) At the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Shares and (ii) as of the Execution Time and on each such time this representation is repeated or deemed to be made (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an “ineligible issuer” (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(f) From the time of initial filing of the Registration Statement with the Commission through the Execution Time, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(g) Each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by the Managers specifically for use therein.

(h) The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Securities Act, and the Company is not the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Shares.

(i) The Ordinary Shares are an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(j) The Company has not entered into any other sales agency agreements or other similar arrangements with any agent or any other representative in respect of at the market offerings of the Shares in accordance with Rule 415(a)(4) of the Securities Act.

(k) The Company has not taken and will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares in violation of Regulation M or other anti-manipulation rules under the Exchange Act.

(l) There is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(m) The interactive data in the eXtensible Business Reporting Language (“XBRL”) included as an exhibit to the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(n) Each of the Company and its subsidiaries has been duly formed or incorporated and is validly existing as a limited partnership, exempted company limited by shares, limited liability company, corporation or other entity, as applicable, in good standing under the laws of its respective jurisdiction of formation or incorporation, with all limited partnership, limited liability company, corporate or other entity power and authority, as applicable, to own or lease and to operate its properties and conduct its business as described in the Disclosure Package and the Prospectus, and is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification.

(o) All of the issued and outstanding shares of capital stock or other equity ownership interests of each subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise set forth in the Disclosure Package and the Prospectus, all outstanding shares of capital stock of the subsidiaries are owned by the Company either directly or through wholly-owned subsidiaries free and clear of any perfected security interest or any other security interests, mortgages, pledges, charges, equities, claims, restrictions on transferability, liens or encumbrances.

(p) There is no franchise, contract or other document of a character required to be described in the Registration Statement or Prospectus, or to be filed as an exhibit thereto, which is not described or filed as required; and the statements in the Prospectus under the headings “Description of Share Capital” and “Tax Considerations,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings.

(q) This Agreement has been duly authorized, executed and delivered by the Company.

(r) The Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Disclosure Package and the Prospectus, will not be an “investment company” as defined in the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”).

(s) No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained under the Securities Act and such as may be required under the blue sky laws of any jurisdiction in connection with the purchase and distribution of the Shares by the Managers in the manner contemplated herein and in the Disclosure Package and the Prospectus.

(t) Neither the issue and sale of the Shares nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the charter or bye-laws of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its subsidiaries or any of its or their properties.

(u) No holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

(v) The consolidated historical financial statements and schedules of the Company and its consolidated subsidiaries included in the Prospectus and the Registration Statement present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Securities Act and have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise noted therein).

(w) No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(x) Each of the Company and each of its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted.

(y) Neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter or bye-laws, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except in the case of clauses (ii) and (iii), for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect.

(z) Ernst & Young AS, who have certified certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements and schedules included in the Disclosure Package and the Prospectus, are independent registered public accountants with respect to the Company within the meaning of the Securities Act and the applicable published rules and regulations thereunder.

(aa) There are no capital gains, income, withholding or other taxes or stamp or other issuance or transfer taxes or duties or similar fees or charges payable by or on behalf of the Managers to Bermuda or to any political subdivision thereof or therein in connection with the execution, delivery and performance of this Agreement or the issuance by the Company or sale by the Company of the Shares.

(bb) The Company has filed all tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto)) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(cc) No labor problem or dispute with the employees of the Company or any of its subsidiaries exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, contractors or customers, that could have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(dd) The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all policies of insurance insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors, including, but not limited to, policies covering their personnel, operations, business and real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes, are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(ee) No subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(ff) The Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by all applicable authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(gg) The Company on behalf of itself and its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement and the Prospectus is in compliance with the Commission’s published rules, regulations and guidelines applicable thereto. The Company’s internal controls over financial reporting are effective and the Company is not aware of any material weakness in its internal controls over financial reporting.

(hh) The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act) and such disclosure controls and procedures are effective.

(ii) The Company and its subsidiaries (i) have complied with any and all applicable foreign, federal, state and local laws, directives and regulations, including conventions adopted by the International Maritime Organization, relating to the protection of human health and safety, the environment, natural resources, the climate or biota or to hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received and complied with all permits, licenses, certifications or other approvals required of them under applicable Environmental Laws to conduct their respective businesses (including the ownership, operation or management of their vessels), (iii) have not received written notice from any governmental agency or any third party of any actual or potential liability under or violation of any Environmental Laws (including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes) and (iv) are not the subject of any pending or threatened claim, judicial or regulatory action or cause of action filed with, or the subject of any investigation by any governmental authority relating to, Environmental Laws (including for potential liability arising from the presence, or release into the environment, of any hazardous or toxic substance or waste), and there are no events or circumstances that would reasonably be expected to result in such costs or liabilities except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, notice, claim, action, events or circumstance would not, individually or in the aggregate, cause a material adverse change in the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto). Except as set forth in the Disclosure Package and the Prospectus, neither the Company nor any of the subsidiaries has been named as a “potentially responsible party” under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(jj) In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus (exclusive of any supplement thereto).

(kk) There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(ll) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a violation or a sanction for violation by such persons of the Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Company and its subsidiaries have instituted and maintain policies and procedures to ensure compliance therewith. No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977 or the U.K. Bribery Act 2010, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder.

(mm) The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(nn) Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries (i) is, or is controlled or 50% or more owned in the aggregate by or is acting on behalf of, one or more individuals or entities that are currently the subject of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom or other relevant sanctions authority (collectively, “Sanctions” and such persons, “Sanctioned Persons” and each such person, a “Sanctioned Person”), (ii) is located, organized or resident in a country or territory that is the subject of Sanctions that broadly prohibit dealings with that country or territory (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic or any other Covered Region of Ukraine identified pursuant to Executive Order 14065, the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria) (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”) or (iii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity (A) to fund or facilitate any activities or business of or with any Sanctioned Person or in any Sanctioned Country that, at the time of such funding or facilitation, is the subject of Sanctions or (B) in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise).

(oo) Neither the Company nor any of its subsidiaries has engaged in any dealings or transactions with or for the benefit of a person who was a Sanctioned Person at the time of the dealing or transaction, or with or in a country that was a Sanctioned Country at the time of the dealing or transaction in a manner that resulted in a violation of Sanctions, in the preceding three years, nor does the Company or any of its subsidiaries have any plans to engage in dealings or transactions with or for the benefit of a person who is a Sanctioned Person at the time of the dealing or transaction, or with or in a country that is a Sanctioned Country at the time of the dealing or transaction, except as permitted by Sanctions.

(pp) The Company has been designated as non-resident of Bermuda for the purposes of the Bermuda Exchange Control Act 1972 and as such is free to acquire, hold, transfer and sell foreign currency and securities without restriction under such legislation (including the payment of dividends, interests, premiums or additional amounts or other distributions which may be lawfully made by the Company under the Bermuda Companies Act 1981).

(qq) The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(rr) There are no restrictions on subsequent transfers of the Shares under the laws of Bermuda.

(ss) Neither the Company nor its subsidiaries is entitled to any immunity, whether characterized as sovereign immunity or otherwise, from any legal proceedings in respect of themselves or their respective properties under the laws of the United States or Bermuda. The irrevocable and unconditional waiver and agreement of the Company contained in Section 15 not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of the United States or the laws of Bermuda.

(tt) The choice of law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Bermuda and will be honored by the courts of Bermuda. The Company has the power to submit, and pursuant to Section 15 has legally, validly and effectively designated, appointed and empowered an agent for service of process in any suit or proceeding based on or arising under this Agreement in any of the Specified Courts.

(uu) All of the vessels described in the Registration Statement, the Prospectus and the Disclosure Package are owned directly (or as set forth in the Registration Statement, the Prospectus and the Disclosure Package) by the Company and its subsidiaries; each of the vessels listed on Schedule I (the “Owned Vessels”) hereto has been duly registered as a vessel under the laws and regulations and flag of a customary international shipping jurisdiction in the sole ownership of a wholly-owned subsidiary of the Company; each such subsidiary has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except as described in the Registration Statement, the Prospectus and the Disclosure Package; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction.

(vv) Each Owned Vessel has been operated in compliance with the rules, codes of practice, conventions, protocols, guidelines, directives or similar requirements or restrictions imposed, published or promulgated by any international, national, state or local regulatory agencies or bodies classification society or insurer applicable to the respective vessel (collectively, “Maritime Guidelines”) and all applicable international, national, state and local conventions, laws, regulations, orders, permits, licenses, certificates, approvals, financial assurances, consent and other authorizations and other requirements (including, without limitation, all Environmental Laws). The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, such permits, licenses, certificates, approvals, financial assurances, consents and other authorizations and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of such vessel’s flag state.

(ww) Each Owned Vessel is classed by a classification society, which is a full member of the International Association of Classification Societies, and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(xx) Since the date of the last audited Company financial statements included in the Registration Statement, the Prospectus and the Disclosure Package, (i) there has not been a material loss or total loss of or to any of the Owned Vessels, whether actual or constructive, (ii) no Owned Vessel has been arrested or requisitioned for title or hire and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.

(yy) The Company was not a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC for the current taxable or any subsequent tax year.

(zz) The subsidiaries listed on Annex II attached hereto are the only significant subsidiaries of the Company as defined by Rule 1-02 of Regulation S-X (the “Subsidiaries” and each, a “Subsidiary”).

(aaa) Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of Citigroup Global Markets Holdings Inc. or Barclays Bank PLC and (ii) does not intend to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of Citigroup Global Markets Holdings Inc. or Barclays Bank PLC.

(bbb) Any certificate signed by any officer of the Company and delivered to the Managers or counsel for the Managers in connection with this Agreement or any Terms Agreement shall be deemed a representation and warranty by the Company (and not such officer in an individual capacity), as to matters covered thereby, to the Managers.

3. Sale and Delivery of Shares.

(a) Subject to the terms and conditions and in reliance upon the representations, warranties and agreements herein set forth, the Company agrees to issue and sell Shares from time to time through the Managers, acting as sales agents, and the Managers severally agree to use their reasonable efforts to sell, as sales agents for the Company, the Shares on the following terms.

(i) The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Managers on any day that (A) is a trading day for the New York Stock Exchange (“NYSE”), (B) the Company has instructed the Managers by telephone (confirmed promptly by electronic mail) to make such sales and (C) the Company has satisfied its obligations under Section 6 of this Agreement. The Company will designate the maximum amount of the Shares to be sold by the Managers daily as agreed to by the Managers (in any event not in excess of the amount available for issuance under the Prospectus and the currently effective Registration Statement) and the minimum price per Share at which such Shares may be sold. Subject to the terms and conditions hereof, the Managers agree to use their reasonable efforts to sell on a particular day all of the Shares designated for the sale by the Company on such day. The gross sales price of the Shares sold under this Section 3(a) shall be the market price for the Company’s Ordinary Shares sold by the Managers under this Section 3(a) on the NYSE at the time of sale of such Shares.

(ii) The Company acknowledges and agrees that (A) there can be no assurance that the Managers will be successful in selling the Shares, (B) the Managers will incur no liability or obligation to the Company or any other person or entity if they do not sell Shares for any reason other than a failure by the Managers to use their reasonable efforts consistent with their normal trading and sales practices and applicable law and regulations to sell such Shares as required under this Agreement and (C) the Managers shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the Managers and the Company.

(iii) The Company shall not authorize the issuance and sale of, and the Managers shall not be obligated to use their reasonable efforts to sell, any Share at a price lower than the minimum price therefor designated from time to time by the Company’s Board of Directors (the “Board”), or a duly authorized committee thereof, and notified to the Managers in writing. The Company or the Managers may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend the offering of the Shares pursuant to this Agreement for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice. During any such period of suspension, the Company shall not be obligated to deliver (or cause to be delivered) any of the documents referred to in Sections 4(k), 4(l) and 4(n), be deemed to affirm any of the representations or warranties contained in this Agreement pursuant to Sections 2 or 4 hereof, or be obligated to conduct any due diligence session as referred to in Section 4(o) until the termination of the suspension and the recommencement of the offering of the Shares pursuant to this Agreement (which termination shall constitute a Representation Date, as defined in Section 4(k)).

(iv) The Managers hereby covenant and agree not to make any sales of the Shares on behalf of the Company, pursuant to this Section 3(a), other than (A) by means of ordinary brokers’ transactions between members of the NYSE that qualify for delivery of a Prospectus to the NYSE in accordance with Rule 153 of the Securities Act Regulations (such transactions are hereinafter referred to as “Continuous Offerings”) and (B) such other sales of the Shares on behalf of the Company in their capacity as agents of the Company as shall be agreed by the Company and the Managers pursuant to a Terms Agreement.

(v) The compensation to the Managers for sales of the Shares with respect to which such Managers act as sales agents under this Agreement shall be at a mutually agreed rate, not to exceed 2.00% of the gross sales price of the Shares sold pursuant to this Section 3(a) and payable as described in the succeeding subsection (vi) below. The foregoing rate of compensation shall not apply when the Managers act as principals, in which case the Company may sell Shares to the Managers as principals at a price agreed upon at the relevant Applicable Time pursuant to a Terms Agreement. The remaining proceeds, after further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales (the “Transaction Fees”), shall constitute the net proceeds to the Company for such Shares (the “Net Proceeds”).

(vi) The Managers shall provide written confirmation (which may be by facsimile or electronic mail) to the Company following the close of trading on the NYSE each day in which the Shares are sold under this Section 3(a) setting forth the number of the Shares sold on such day, the aggregate gross sales proceeds and the Net Proceeds to the Company and the compensation payable by the Company to the Managers with respect to such sales. On each Settlement Date (as defined below), the Managers will pay to the Company an amount equal to the Net Proceeds in connection with the Shares sold through the Managers for settlement on such date.

(vii) Settlement for sales of the Shares pursuant to this Section 3(a) will occur on the second Business Day following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through the Managers for settlement on such date shall be issued and delivered by the Company to the Managers against payment of the aggregate gross sales proceeds less any Transaction Fees for the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares to the Managers’ or the Managers’ designees’ account at The Depository Trust Company (“DTC”) in return for payments in same day funds delivered to the account designated by the Company. If the Company or its transfer agent (if applicable) shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (A) indemnify and hold the Managers harmless against any loss, claim or damage arising from or as a result of such default by the Company and (B) pay the Managers any commission to which they would otherwise be entitled absent such default. If the Managers breach this Agreement by failing to deliver the aggregate gross sales proceeds less any Transaction Fees to the Company on any Settlement Date for the Shares delivered by the Company, the Managers will pay the Company interest based on the effective overnight federal funds rate on such unpaid amount less any compensation due to the Managers.

(viii) At each Applicable Time, Settlement Date and Representation Date (as defined in Section 4(k)), the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement as if such representation and warranty were made as of such date, modified as necessary to relate to the Registration Statement and the Prospectus as amended as of such date. Any obligation of the Managers to use their reasonable efforts to sell the Shares on behalf of the Company shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 6 of this Agreement.

(b) If the Company wishes to issue and sell the Shares pursuant to this Agreement but other than as set forth in Section 3(a) of this Agreement (each, a “Placement”), it will notify the Managers of the proposed terms of such Placement. If the Managers, acting as principals, wish to accept such proposed terms (which they may decline to do for any reason in their sole discretion) or, following discussions with the Company, wish to accept amended terms, the Managers and the Company will enter into a Terms Agreement setting forth the terms of such Placement. The terms set forth in a Terms Agreement will not be binding on the Company or the Managers unless and until the Company and the Managers have each executed such Terms Agreement accepting all of the terms of such Terms Agreement. In the event of a conflict between the terms of this Agreement and the terms of a Terms Agreement, the terms of such Terms Agreement will control.

(c) Each sale of the Shares to the Managers shall be made in accordance with the terms of this Agreement and, if applicable, a Terms Agreement, which will provide for the sale of such Shares to, and the purchase thereof by, the Managers. A Terms Agreement may also specify certain provisions relating to the reoffering of such Shares by the Managers. The commitment of the Managers to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the number of the Shares to be purchased by the Managers pursuant thereto, the price to be paid to the Company for such Shares, any provisions relating to rights of, and default by, underwriters acting together with the Managers in the reoffering of the Shares, and the time and date (each such time and date being referred to herein as a “Time of Delivery”) and place of delivery of and payment for such Shares. Such Terms Agreement shall also specify any requirements for opinions of counsel, accountants’ letters and officers’ certificates pursuant to Section 6 of this Agreement and any other information or documents required by the Managers.

(d) Under no circumstances shall the aggregate amount of the Shares sold pursuant to this Agreement and any Terms Agreement exceed (i) the aggregate amount set forth in Section 1, (ii) the number of Ordinary Shares corresponding to the aggregate amount of Ordinary Shares available for issuance under the currently effective Registration Statement, (iii) the aggregate amount of the Shares authorized from time to time to be issued and sold under this Agreement by the Board, or a duly authorized committee thereof, and notified to the Managers in writing or (iv) the aggregate offering price for Shares available for sale under the Prospectus.

(e) If either party has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Shares, it shall promptly notify the other party and sales of the Shares under this Agreement and any Terms Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(f) Notwithstanding any other provision of this Agreement the Company shall not request the sale of any Shares that would be sold, and the Managers shall not be obligated to sell, during any period in which the Company’s insider trading policy, as it exists at the Execution Time, would prohibit the purchases or sales of the Company’s Ordinary Shares by its officers or directors, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information; provided that, unless otherwise agreed between the Company and the Managers, for purposes of this paragraph (f) such period shall be deemed to end one Business Day after the date on which the Company’s next subsequent Annual Report on Form 20-F or unaudited interim financial statements and management’s discussion and analysis on Form 6-K under the Exchange Act for a fiscal period of the Company (each, a “Quarterly Report”), as the case may be, is filed with or furnished to the Commission.

4. Agreements. The Company agrees with the Managers that:

(a) During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) to be delivered under the Securities Act, the Company will not file any amendment of the Registration Statement or supplement (including the Prospectus Supplement) to the Base Prospectus or any Rule 462(b) Registration Statement unless the Company has furnished to the Managers a copy for their review prior to filing and will not file any such proposed amendment or supplement to which the Managers reasonably object. The Company has properly completed the Prospectus, in a form approved by the Managers, and filed such Prospectus, as amended at the Execution Time, with the Commission pursuant to the applicable paragraph of Rule 424(b) by the Execution Time and will cause any supplement to the Prospectus to be properly completed, in a form approved by the Managers, and will file such supplement with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed thereby and will provide evidence satisfactory to the Managers of such timely filing. The Company will promptly advise the Managers (i) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (ii) when, during any period when the delivery of a prospectus (whether physically or through compliance with Rule 172 or any similar rule) is required under the Securities Act in connection with the offering or sale of the Shares, any amendment to the Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b) If, at any time on or after an Applicable Time but prior to the related Settlement Date or Time of Delivery, any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Managers so that any use of the Disclosure Package may cease until it is amended or supplemented, (ii) amend or supplement the Disclosure Package to correct such statement or omission and (iii) supply any amendment or supplement to the Managers in such quantities as the Managers may reasonably request.

(c) During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) to be delivered under the Securities Act, if any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Prospectus to comply with the Securities Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Prospectus, the Company promptly will (i) notify the Managers of any such event, (ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 4, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Prospectus and (iv) supply any supplemented Prospectus to the Managers in such quantities as the Managers may reasonably request.

(d) As soon as practicable, the Company will make generally available to its security holders and to the Managers an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158.

(e) The Company will furnish to the Managers and counsel for the Managers, without charge, signed copies of the Registration Statement (including exhibits thereto) and, so long as delivery of a prospectus by the Managers or dealer may be required by the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of the Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Managers may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(f) The Company will arrange, if necessary, for the qualification of the Shares for sale under the laws of such jurisdictions as the Managers may designate and will maintain such qualifications in effect so long as required for the distribution of the Shares; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Shares, in any jurisdiction where it is not now so subject.

(g) The Company agrees that, unless it has or shall have obtained the prior written consent of the Managers, and each Manager agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule II hereto. Any such free writing prospectus consented to by the Managers or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(h) The Company will not offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition of (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other Ordinary Shares or any securities convertible into, or exercisable, or exchangeable for, Ordinary Shares; or publicly announce an intention to effect any such transaction without (i) giving the Managers at least five Business Days’ prior written notice specifying the nature of the proposed transaction and the date of such proposed transaction and (ii) the Managers suspending acting under this Agreement for such period of time requested by the Company or as deemed appropriate by the Managers in light of the proposed transaction; provided, however, that the Company may issue and sell Ordinary Shares pursuant to this Agreement or any Terms Agreement, any employee stock option plan, stock ownership plan or dividend reinvestment plan of the Company in effect at the Execution Time and the Company may issue Ordinary Shares issuable upon the conversion of securities or the exercise of warrants outstanding at the Execution Time.

(i) The Company will not (i) take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, purchase or pay any person (other than as contemplated by this Agreement or any Terms Agreement) any compensation for soliciting purchases of the Shares.

(j) The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise the Managers immediately after it shall have received notice or obtained knowledge of any information or fact that would alter or affect any opinion, certificate, letter and other document provided to the Managers pursuant to Section 6 hereof.

(k) Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented (other than a prospectus supplement relating solely to the offering of securities other than the Shares), (ii) there is filed with the Commission any Quarterly Report on Form 6-K or Annual Report on Form 20-F, (iii) the Shares are delivered to each Manager as principal at the Time of Delivery pursuant to a Terms Agreement or (iv) otherwise as the Managers may reasonably request (such commencement or recommencement date and each such date referred to in (i), (ii), (iii) and (iv) above, a “Representation Date”), the Company shall furnish or cause to be furnished to the Managers forthwith a certificate dated and delivered the date of such commencement or recommencement, effectiveness of such amendment, the date of filing with the Commission of such supplement or other document, the Time of Delivery, or promptly upon request, as the case may be, in form satisfactory to the Managers to the effect that the statements contained in the certificate referred to in Section 6(d) of this Agreement which were last furnished to the Managers are true and correct at the time of such commencement or recommencement, amendment, supplement, filing or delivery, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 6(d), modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such certificate. Notwithstanding the foregoing or anything in this Agreement to the contrary, no Representation Date shall be deemed to occur during any period where either the Company or the Managers have suspended sales hereunder.

(l) At each Representation Date, the Company shall furnish or cause to be furnished forthwith to the Managers and to counsel to the Managers a written opinion of (i) Seward & Kissel LLP, New York counsel and special Marshall Islands counsel to the Company, and (ii) MJM Limited, special counsel to the Company with respect to matters of Bermuda law (each, a “Company Counsel” and, together, “Company Counsels”), or other counsel satisfactory to the Managers, dated and delivered the date of commencement or recommencement, effectiveness of such amendment, the date of filing with the Commission of such supplement or other document, the Time of Delivery, or promptly upon such request, as the case may be, in form and substance satisfactory to the Managers, of the same tenor as the opinions referred to in Section 6(b) of this Agreement, but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinions.

(m) At each Representation Date, Cravath, Swaine & Moore LLP, counsel to the Managers, shall deliver a written opinion, dated and delivered the date of commencement or recommencement, effectiveness of such amendment, the date of filing with the Commission of such supplement or other document, the Time of Delivery, or promptly upon such request, as the case may be, in form and substance satisfactory to the Managers, of the same tenor as the opinions referred to in Section 6(c) of this Agreement but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such opinion.

(n) Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented to include additional amended financial information, (ii) the Shares are delivered to the Managers as principal at a Time of Delivery pursuant to a Terms Agreement, (iii) the Company files a Quarterly Report on Form 6-K that is incorporated into the Registration Statement or an Annual Report on Form 20-F or (iv) at the Managers’ request and upon reasonable advance notice to the Company, there is filed with the Commission any document which contains financial statements (other than an Annual Report on Form 20-F) incorporated by reference into the Prospectus, the Company shall cause Ernst & Young AS (the “Accountants”), or other independent accountants satisfactory to the Managers forthwith, to furnish the Managers a letter, dated the date of commencement or recommencement, effectiveness of such amendment, the date of filing of such supplement or other document with the Commission, or the Time of Delivery, as the case may be, in form satisfactory to the Managers, of the same tenor as the letter referred to in Section 6(e) of this Agreement but modified to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

(o) Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and at each Representation Date, the Company will conduct a due diligence session, in form and substance satisfactory to the Managers, which shall include representatives of the management and the independent accountants of the Company. The Company shall cooperate timely with any reasonable due diligence request from or review conducted by the Managers or their respective agents from time to time in connection with the transactions contemplated by this Agreement, including, without limitation, providing information and available documents and access to appropriate corporate officers and the Company’s agents during regular business hours and at the Company’s principal offices, and timely furnishing or causing to be furnished such certificates, letters and opinions from the Company, its officers and its agents, as the Managers may reasonably request.

(p) The Company consents to the Managers trading in the Ordinary Shares for the Manager’s own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement or pursuant to a Terms Agreement in compliance with applicable laws.

(q) The Company will disclose on an aggregate basis in its Annual Reports on Form 20-F and Quarterly Reports on Form 6-K, as applicable, the number of Shares sold through the Managers under this Agreement, the Net Proceeds to the Company and the compensation paid by the Company with respect to sales of Shares pursuant to this Agreement during the relevant quarter.

(r) If, to the knowledge of the Company, the conditions set forth in Section 6(a), 6(f) or 6(h) shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Managers the right to refuse to purchase and pay for such Shares.

(s) Each acceptance by the Company of an offer to purchase the Shares hereunder, and each execution and delivery by the Company of a Terms Agreement, shall be deemed to be an affirmation to the Managers that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(t) The Company shall ensure that there are, at all times, sufficient Ordinary Shares to provide for the issuance, free of any preemptive rights, out of its authorized but unissued Ordinary Shares or Ordinary Shares held in treasury, of such maximum aggregate number of Shares corresponding to the aggregate amount authorized for issuance by the Board pursuant to the terms of this Agreement. The Company will use its commercially reasonable efforts to cause the Shares to be listed for trading on the NYSE and to maintain such listing.

(u) During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172) to be delivered under the Securities Act, the Company will file all documents required to be filed with the Commission pursuant to the Exchange Act within the time periods required by the Exchange Act and the regulations thereunder.

(v) The Company shall cooperate with Managers and use its reasonable efforts to permit the Shares to be eligible for clearance and settlement through the facilities of DTC.

(w) The Company will apply the Net Proceeds from the sale of the Shares in the manner set forth in the Prospectus.

(x) The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Disclosure Package will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(y) If the Company notifies its shareholders that it or a subsidiary will be a PFIC, it will contemporaneously give similar notice to the Managers, along with information concerning the potential availability of a “qualified electing fund” election (or elections) under Section 1295 of the Code or any other applicable election with respect to it and/or any of its subsidiaries that is a PFIC.

5. Payment of Expenses. The Company agrees to pay the costs and expenses incident to the performance of its obligations under this Agreement, whether or not the transactions contemplated hereby are consummated, including without limitation: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them, (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of such copies of the Registration Statement, the Prospectus and each Issuer Free Writing Prospectus, and all amendments or supplements to any of them, as may, in each case, be reasonably requested for use in connection with the offering and sale of the Shares, (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Shares, (iv) the printing (or reproduction) and delivery of this Agreement, any blue sky memorandum and all other agreements or documents printed (or reproduced) and delivered in connection with the offering of the Shares, (v) the registration of the Shares under the Exchange Act and the listing of the Shares on the NYSE, (vi) any registration or qualification of the Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees and the reasonable fees and expenses of counsel for the Managers relating to such registration and qualification), (vii) any filings required to be made with the Financial Industry Regulatory Authority, Inc. (“FINRA”) (including filing fees and the reasonable fees and expenses of counsel for the Managers relating to such filings), (viii) the transportation and other expenses incurred by or on behalf of Company representatives in connection with presentations to prospective purchasers of the Shares, (ix) the fees and expenses of the Company’s accountants and the fees and expenses of counsel (including local and special counsel) for the Company, (x) the reasonable documented out-of-pocket expenses of the Managers, including the reasonable fees, disbursements and expenses of counsel for the Managers in connection with this Agreement and the Registration Statement and ongoing services in connection with the transactions contemplated hereunder not to exceed an amount of $150,000 in connection with the launch of the transactions contemplated by this Agreement and in an amount up to $15,000 per quarter in connection with the out-of-pocket costs and expenses (including the fees and disbursements of counsel) of the Managers relating to the quarterly bring-downs and due diligence updates required by this Agreement; and (xi) all other costs and expenses incident to the performance by the Company of its obligations hereunder.

6. Conditions to the Obligations of the Managers. The obligations of the Managers under this Agreement and any Terms Agreement shall be subject to (i) the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, each Representation Date, and as of each Applicable Time, Settlement Date and Time of Delivery, (ii) the performance by the Company of its obligations hereunder and (iii) the following additional conditions:

(a) The Prospectus, and any supplement thereto, required by Rule 424 to be filed with the Commission shall have been filed in the manner and within the time period required by Rule 424(b) with respect to any sale of Shares; any material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened.

(b) The Company shall have requested and caused the Company Counsels to furnish to the Managers, on every date specified in Section 4(l) of this Agreement:

(A) the written opinion and negative assurance letter of Seward & Kissel LLP, as U.S. counsel and special Marshall Islands counsel to the Company, and (B) the written opinion of each of (1) MJM Limited, Hamilton, Bermuda, special counsel for the Company with respect to matters of Bermuda law, and (2) Seward & Kissel LLP, special Marshall Islands counsel for the Company (collectively, the “Company Counsel Opinions”), in each case, in form and substance satisfactory to the Managers. Thereafter, on each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 6(d) hereof during any period where either the Company or the Managers have not suspended sales hereunder, the Company shall cause to be furnished to the Managers the Company Counsel Opinions, modified, as necessary, to relate to the Registration Statement and the Prospectus as then amended or supplemented; provided, however, that if such counsel has previously furnished to the Managers such opinions, such counsel may, in respect of any future Representation Date, furnish the Managers with a letter (a “Reliance Letter”) in lieu of such opinion to the effect that the Managers may rely on the prior opinion delivered by such counsel pursuant to this Section 6(b)(i) to the same extent as if each were dated the date of such Reliance Letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented to the date of such Reliance Letter).

(c) The Managers shall have received from Cravath, Swaine & Moore LLP, counsel for the Managers, on every date specified in Section 4(m) of this Agreement, such opinion or opinions, dated as of such date and addressed to the Managers, in form and substance satisfactory to the Managers, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(d) The Company shall have furnished or caused to be furnished to the Managers, on every date specified in Section 4(k) of this Agreement, a certificate of the Company, signed by the principal financial or accounting officer of the Company, dated as of such date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package and the Prospectus and any supplements or amendments thereto and this Agreement and that:

(i) the representations and warranties of the Company in this Agreement are true and correct on and as of such date with the same effect as if made on such date and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such date;

(ii) no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued and no proceedings for that purpose have been instituted or, to the Company’s knowledge, threatened; and

(iii) since the date of the most recent financial statements included in the Disclosure Package, there has been no material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package and the Prospectus.

(e) The Company shall have requested and caused the Accountants to have furnished to the Managers, on every date specified in Section 4(n) hereof and, to the extent requested by the Managers in connection with any offering of the Shares, letters (which may refer to letters previously delivered to the Managers), dated as of such date, in form and substance satisfactory to the Managers.

(f) Since the respective dates as of which information is disclosed in the Registration Statement, the Disclosure Package and the Prospectus, except as otherwise stated therein, there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (e) of this Section 6 or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or otherwise), earnings, business or properties of the Company and its subsidiaries taken as a whole, whether or not arising from transactions in the ordinary course of business, except as set forth in or contemplated in the Disclosure Package (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Managers, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Prospectus (exclusive of any amendment or supplement thereto).

(g) Since the later of (A) the date of this Agreement and (B) the immediately preceding Representation Date and the time of any sale of Shares through the Managers, there shall not have been any decrease in the rating of any of the Company’s debt securities by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Securities Act) or any notice given of any intended or potential decrease in any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(h) FINRA shall not have raised any objection with respect to the fairness and reasonableness of the terms and arrangements under this Agreement.

(i) The Shares shall have been listed and admitted and authorized for trading on the NYSE, and satisfactory evidence of such actions shall have been provided to the Managers.

(j) Prior to each Settlement Date and Time of Delivery, as applicable, the Company shall have furnished to the Managers such further information, certificates and documents as the Managers may reasonably request.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Managers and counsel for the Managers, this Agreement and all obligations of the Managers hereunder may be canceled at, or at any time prior to, any Settlement Date or Time of Delivery, as applicable, by the Managers. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing.

The documents required to be delivered by this Section 6 shall be delivered at the office of Cravath, Swaine & Moore LLP, counsel for the Managers, at Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, attention of Andrew J. Pitts and D. Scott Bennett, on each such date as provided in this Agreement.

7. Indemnification and Contribution.

(a) The Company agrees to indemnify and hold harmless each Manager, the directors, officers, employees, affiliates and agents of the respective Manager and each person who controls such Manager within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Shares as originally filed or in any amendment thereof, or in the Base Prospectus, the Prospectus Supplement, the Prospectus, any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by the Managers specifically for inclusion therein. This indemnity agreement will be in addition to any liability that the Company may otherwise have. The Company acknowledges that the name and contact information of the Managers in the Prospectus Supplement and the Prospectus constitute the only information furnished in writing by or on behalf of the Managers for inclusion in the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus.

(b) The Managers, severally and not jointly, agree to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Company to each Manager, but only with reference to written information relating to a Manager furnished to the Company by the Managers specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Manager may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof at the indemnifying party’s expense, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below. Notwithstanding the indemnifying party’s election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such claim or action) unless such settlement, compromise or consent: (i) includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d) In the event that the indemnity provided in paragraph (a), (b) or (c) of this Section 7 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Managers agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively, “Losses”) to which the Company and the Managers may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and by the Managers, on the other, from the offering of the Shares. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Managers severally shall contribute in such relative proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company, on the one hand, and of the Managers, on the other, in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by the Managers shall be deemed to be equal to the total underwriting discounts and commissions, in each case as determined by this Agreement or any applicable Terms Agreement. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company, on the one hand, or the Managers, on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Managers agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), in no event shall the Managers be required to contribute any amount in excess of the amount by which the underwriting discount or commission, as the case may be, applicable to the Shares purchased by the Managers hereunder exceeds the amount of any damages that the Managers have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 7, each person who controls the Managers within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee, affiliate and agent of the Managers shall have the same rights to contribution as the Managers, and each person who controls the Company within the meaning of either the Securities Act or the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this paragraph (d). The Managers’ obligations in this subsection (d) to contribute are several and not joint.

8. Termination.

(a) The Company shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that (i) if Shares have been sold through the Managers for the Company, then Section 4(s) shall remain in full force and effect, (ii) with respect to any pending sale, through the Managers for the Company, the obligations of the Company, including in respect of compensation of the Managers, shall remain in full force and effect notwithstanding the termination and (iii) the provisions of Sections 2, 5, 7, 10, 11, 13 and 15 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) The Managers shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the solicitation of offers to purchase the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 2, 5, 7, 10, 11, 13 and 15 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect unless terminated pursuant to Section 8(a) or (b) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Sections 2, 5, 7 and 10 shall remain in full force and effect.

(d) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Managers or the Company, as the case may be. If such termination shall occur prior to the Settlement Date or Time of Delivery for any sale of the Shares, such sale shall settle in accordance with the provisions of Section 3(a)(vii) of this Agreement.

(e) In the case of any purchase of Shares by the Managers pursuant to a Terms Agreement, the obligations of the Managers pursuant to such Terms Agreement shall be subject to termination, in the absolute discretion of the Managers, by notice given to the Company prior to the Time of Delivery relating to such Shares, if at any time prior to such delivery and payment (i) trading in the Company’s Ordinary Shares shall have been suspended by the Commission or the NYSE or trading in securities generally on the NYSE shall have been suspended or limited or minimum prices shall have been established on such exchange, (ii) a banking moratorium shall have been declared either by Federal or New York State authorities or the Bermuda Monetary Authority or (iii) there shall have occurred any outbreak or escalation of hostilities, declaration by the United States of a national emergency or war, or other calamity or crisis the effect of which on financial markets is such as to make it, in the sole judgment of the Managers, impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Prospectus (exclusive of any amendment or supplement thereto).

9. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Manager that is a Covered Entity or a BHC Act Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

10. Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company or its officers and of the Managers set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by the Managers or the Company or any of the officers, directors, employees, affiliates, agents or controlling persons referred to in Section 7 hereof, and will survive delivery of and payment for the Shares.

11. Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Managers, will be mailed, delivered or telefaxed to the Citigroup Global Markets Inc. General Counsel and confirmed to the General Counsel, Citigroup Global Markets Inc., at 388 Greenwich Street, New York, New York 10013, Attention: General Counsel, and Barclays Capital Inc. (fax no.: (646) 834-8133), 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration; or, if sent to the Company, will be mailed, delivered or sent to FLEX LNG Ltd. and confirmed to it at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda attention of James Ayers, Company Secretary.

12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

13. No Fiduciary Duty. The Company hereby acknowledges that (a) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Managers and any affiliate through which they may be acting, on the other, (b) the Managers are acting solely as sales agents and/or principals in connection with the purchase and sale of the Company’s securities and not as a fiduciary of the Company and (c) the Company’s engagement of the Managers in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether the Managers have advised or are currently advising the Company on related or other matters). The Company agrees that it will not claim that the Managers have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

14. Integration. This Agreement and any Terms Agreement supersede all prior agreements and understandings (whether written or oral) between the Company and the Managers with respect to the subject matter hereof.

15. Applicable Law; Submission to Jurisdiction; Appointment of Agents for Service. This Agreement and any Terms Agreement will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed within the State of New York. Any legal suit, action or proceeding arising out of or relating to this Agreement, the Prospectus, the Registration Statement or the offering of the Shares (each, a “Related Proceeding”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding. The Company hereby irrevocably appoints Seward & Kissel LLP, with offices at One Battery Park Plaza, New York, New York 10004 as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

16. Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in any legal proceeding arising out of or relating to this Agreement, any Terms Agreement or the transactions contemplated hereby or thereby.

17. Counterparts. This Agreement and any Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

18. Headings. The section headings used in this Agreement and any Terms Agreement are for convenience only and shall not affect the construction hereof.

19. Joint Obligations. The obligations of the Managers hereunder are several and not joint.

20. Definitions. The terms that follow, when used in this Agreement and any Terms Agreement, shall have the meanings indicated.

“Applicable Time” shall mean, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement or any relevant Terms Agreement.

“Base Prospectus” shall mean the base prospectus referred to in Section 2(a) above contained in the Registration Statement at the Execution Time.

“BHC Act Affiliate” shall mean “affiliate” as defined in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Covered Entity” shall mean any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b), (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b) or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” shall mean a default right as defined and interpreted in accordance with 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Prospectus Supplement (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule II hereto, (iv) the public offering price of Shares sold at the relevant Applicable Time and (v) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or becomes effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Prospectus” shall mean the Base Prospectus, as supplemented by the Prospectus Supplement.

“Prospectus Supplement” shall mean the most recent prospectus supplement relating to the Shares that was first filed pursuant to Rule 424(b) at or prior to the Execution Time.

“Registration Statement” shall mean the registration statement referred to in Section 2(a) above, including exhibits and financial statements and any prospectus supplement relating to the Shares that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be.

“Rule 158”, “Rule 163”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430B”, “Rule 433” and “Rule 462” refer to such rules under the Securities Act.

“Rule 462(b) Registration Statement” shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Special Resolution Regime” shall mean each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the Managers.

Very truly yours,
Flex LNG LTD.

By:	/s/ James Ayers
	Name:	James Ayers
	Title:	Secretary

ACCEPTED as of the date
first written above.

Citigroup Global Markets Inc.

By:	/s/ Christa T. Volpicelli
	Name:	Christa T. Volpicelli
	Title:	Managing Director

Barclays Capital Inc.

By:	/s/ Amit Chandra
	Name:	Amit Chandra
	Title:	Managing Director

SCHEDULE I

Owned Vessels

Flex Endeavour
Flex Enterprise
Flex Ranger
Flex Rainbow
Flex Constellation
Flex Courageous
Flex Aurora
Flex Amber
Flex Artemis
Flex Resolute
Flex Freedom
Flex Volunteer
Flex Vigilant

Sch. I

SCHEDULE II

Free Writing Prospectuses

None.

Sch. II

[Form of Terms Agreement]	ANNEX I

FLEX LNG LTD.

Ordinary Shares

Terms Agreement

______, 20__

Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York, 10013

Barclays Capital Inc.
745 Seventh Avenue
New York, New York, 10019

Ladies and Gentlemen:

FLEX LNG Ltd. (the “Company”) proposes, subject to the terms and conditions stated herein and in the Equity Distribution Agreement, dated November 15, 2022 (the “Equity Distribution Agreement”), among the Company, Citigroup Global Markets Inc. (“Citi”) and Barclays Capital Inc. (“Barclays” and, together with Citi, the “Managers”), to issue and sell to the Managers the securities specified in Schedule I hereto (the “Purchased Shares”) [, and solely for the purpose of covering over-allotments, to grant to the Managers the option to purchase the additional securities specified in the Schedule I hereto (the “Additional Shares”)].1

[The Managers shall have the right to purchase from the Company all or a portion of the Additional Shares as may be necessary to cover over-allotments made in connection with the offering of the Purchased Shares, at the same purchase price per share to be paid by the Managers to the Company for the Purchased Shares. This option may be exercised by the Managers at any time (but not more than once) on or before the thirtieth day following the date hereof, by written notice to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised, and the date and time when the Additional Shares are to be delivered (such date and time being herein referred to as the “Option Closing Date”); provided, however, that the Option Closing Date shall not be earlier than the Time of Delivery (as set forth in the Schedule I hereto) nor earlier than the second business day after the date on which the option shall have been exercised nor later than the fifth business day after the date on which the option shall have been exercised. Payment of the purchase price for the Additional Shares shall be made at the Option Closing Date in the same manner and at the same office as the payment for the Purchased Shares.]

[1]	Note to Draft: Overallotment option to be confirmed.

Each of the provisions of the Equity Distribution Agreement not specifically related to the solicitation by the Managers, as agents of the Company, of offers to purchase securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement [and] [,] the Time of Delivery [and any Option Closing Date], except that each representation and warranty in Section 2 of the Equity Distribution Agreement which makes reference to the Prospectus (as therein defined) shall be deemed to be a representation and warranty as of the date of the Equity Distribution Agreement in relation to the Prospectus, and also a representation and warranty as of the date of this Terms Agreement [and] [,] the Time of Delivery [and any Option Closing Date] in relation to the Prospectus as amended and supplemented to relate to the Purchased Shares.

An amendment to the Registration Statement (as defined in the Equity Distribution Agreement), or a supplement to the Prospectus, as the case may be, relating to the Purchased Shares [and the Additional Shares], in the form heretofore delivered to the Managers is now proposed to be filed with the Securities and Exchange Commission.

Subject to the terms and conditions set forth herein and in the Equity Distribution Agreement which are incorporated herein by reference, the Company agrees to issue and sell to the Managers and the latter agrees to purchase from the Company the number of Purchased Shares at the time and place and at the purchase price set forth opposite such Manager’s name in Schedule I hereto.

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the Equity Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between the Managers and the Company.

Flex LNG LTD.

By:
Name:
Title:

ACCEPTED as of the date
first written above.

Citigroup Global Markets Inc.

By:
Name:
Title:

Barclays Capital Inc.

By:
Name:
Title:

[Form of Terms Agreement]	Schedule I to the Terms Agreement

Title of Purchased Shares [and Additional Shares]:
Ordinary Shares, par value $0.10 per share

Number of Purchased Shares:

[Number of Additional Shares:]

[Price to Public:]

Purchase Price by Managers:

Method of and Specified Funds for Payment of Purchase Price:
By wire transfer to a bank account specified by the Company in same day funds.

Method of Delivery:
Free delivery of the Shares to the Managers’ accounts at The Depository Trust Company in return for payment of the purchase price.

Time of Delivery:

Closing Location:

Documents to be Delivered:

The following documents referred to in the Equity Distribution Agreement shall be delivered as a condition to the closing at the Time of Delivery [and on any Option Closing Date]:

(1)	The opinions referred to in Section 4(l).
(2)	The opinion referred to in Section 4(m).
(3)	The accountants’ letter referred to in Section 4(n).
(4)	The officers’ certificate referred to in Section 4(k).
(5)	Such other documents as the Managers shall reasonably request.

1

Significant Subsidiaries of the Company as defined by Rule 1-02(w) of Regulation S-X

Company		JURISDICTION
1.	Flex LNG Chartering Limited	United Kingdom
2.	Flex LNG Management AS	Norway
3.	Flex LNG Bermuda Management Limited	Bermuda
4.	Flex LNG Management Limited	Isle of Man
5.	Flex LNG Fleet Limited	Bermuda
6.	Flex LNG Endeavour Limited	Marshall Islands
7.	Flex LNG Enterprise Limited	Marshall Islands
8.	Flex LNG Ranger Limited	Marshall Islands
9.	Flex LNG Rainbow Limited	Marshall Islands
10.	Flex LNG Constellation Limited	Marshall Islands
11.	Flex LNG Courageous Limited	Marshall Islands
12.	Flex LNG Aurora Limited	Marshall Islands
13.	Flex LNG Amber Limited	Marshall Islands
14.	Flex LNG Resolute Limited	Marshall Islands
15.	Flex LNG Reliance Limited	Marshall Islands
16.	Flex Freedom Limited	Marshall Islands
17.	Flex Vigilant Limited	Marshall Islands
18.	Flex Volunteer Limited	Marshall Islands
19.	Flex LNG Shipping (Bermuda) Limited	Bermuda

2

Exhibit 5.1

15 November 2022	Ref. 34892.0001
By Email and by Hand
FLEX LNG Ltd. Par-la-Ville Place 14 Par-la-Ville Road Hamilton HM 08 Bermuda

Dear Sirs,

FLEX LNG Ltd. (the “Company”)

1.	Subject of Opinion

We are lawyers duly qualified to practise in Bermuda. This opinion as to the laws of Bermuda is addressed to you in connection with (i) the Company’s at-the-market offering (the “Offering”) of up to US$100,000,000 of ordinary shares, par value US$0.10 per share (the “Shares); (ii) the equity distribution agreement (the “Agreement”) dated 15 November 2022 between the Company and Citigroup Global Markets Inc. and Barclays Capital Inc. (the “Managers”), including any amendments or supplements thereto, pursuant to which the Company may offer the Shares through the Managers, from time to time; and (iii) the registration statement on Form F-3 (File No. 333-259962, such registration statement as amended and supplemented from time to time the “Registration Statement”, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) filed with the Securities and Exchange Commission (the “Commission”) on 1 October 2021 under the Securities Act of 1933, as amended (the “Act”) and the rules and regulations promulgated thereunder, and a base prospectus of the Company dated 1 October 2021 (the “Base Prospectus”), as supplemented by a prospectus supplement thereto dated 15 November 2022 with respect to the issuance and sale of the Shares included therein (the “Supplement” and together with the Base Prospectus, the “Prospectus”).

2.	Documents Examined

For the purposes of this opinion we have examined and relied upon the following (collectively, the “Documents”):

2.1.	a copy of the Registration Statement;

2.2.	a copy of the Prospectus;

2.3.	a copy of the Agreement;

2.4.	a copy of the following documents of the Company, as certified by the Secretary thereof on 14 November 2022:

(a)	certificate of continuance;

(b)	memorandum of continuance;

(c)	bye-laws;

(d)	register of directors and officers;

(e)	register of members; and

(f)	resolutions passed by the Board of Directors of the Company on 10 November 2022 (the “Resolutions”);

2.5.	a Certificate of Compliance issued by the Bermuda Registrar of Companies (“ROC”) in respect of the Company dated 14 November 2022; and

2.6.	such other documents as we have deemed necessary in order to render this opinion.

A reference to a document does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto. Except as stated in this paragraph 2, we have not examined any contract, instrument or other document entered into by, or affecting, the Company or any corporate records of the Company and have not made any other enquiries concerning the Company.

3.	Searches

We have also relied upon our searches of the documents of public record relating to the Company maintained by the ROC and on our search of the Cause Book maintained by the Registrar of the Supreme Court of Bermuda, both made on 14 November 2022 (the “Searches”).

4.	Opinion Limited to Bermuda Law

We have made no investigation of the laws of any jurisdiction other than Bermuda and this opinion is given only with respect to Bermuda law as applied by the courts of Bermuda at the date hereof and is governed by, and should be construed in accordance with, those laws. This opinion is limited to the matters stated herein and does not extend to, and is not intended to be extended by implication to, any other matters. We give this opinion on the basis that it will not give rise to any legal proceedings with respect thereto in any jurisdiction other than Bermuda.

5.	Assumptions

In giving this opinion we have assumed:

5.1.	the authenticity, accuracy and completeness of all Documents (including, without limitation, public records) submitted to us as originals and the conformity to authentic original documents of all Documents submitted to us as certified, conformed, notarised or photo static copies;

5.2.	the genuineness of all seals, signatures and markings on the Documents;

5.3.	the authority, capacity and power of each of the persons signing the Documents (other than the Company);

5.4.	that any representation, warranty or statement of fact or law, other than the laws of Bermuda, made in any of the Documents, is true, accurate and complete;

5.5.	that each of the Documents which was received by electronic means is complete, intact and in conformity with the transmission as sent;

5.6.	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would have any implication in relation to the opinions expressed herein;

5.7.	that there are no provisions of the laws or regulations of any jurisdiction other than Bermuda which would be contravened by any actions taken by the Company in connection with the Registration Statement or which would have any implication in relation to the opinion expressed herein and that, in so far as any obligation under, or action to be taken under, the Registration Statement is required to be performed or taken in any jurisdiction outside Bermuda, the performance of such obligation or the taking of such action will constitute a valid and binding obligation of each of the parties thereto under the laws of that jurisdiction and will not be illegal by virtue of the laws of that jurisdiction;

5.8.	that the information disclosed by the Searches has not been materially altered and that the Searches did not fail to disclose any material information which had been delivered for filing or registration, but was not disclosed or did not appear on the public files or on the Cause Book at the time of the Searches;

5.9.	that no litigation, administrative or other proceeding of or before any governmental authority of Bermuda is pending against or affecting the Company;

5.10.	that the Company has not passed a voluntary winding-up resolution and that no petition has been presented to or order made by a court for the winding-up or dissolution of the Company;

5.11.	that the Resolutions certified as being true and accurate and provided to us in connection with the giving of this opinion were duly adopted by the duly elected or appointed directors of the Company or any duly constituted committee thereof; that any provisions contained in the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), or the bye-laws of the Company relating to the declaration of directors’ interests and the convening of, the quorum required for, and voting at the meetings of the directors and the adopting of written resolutions of the directors were duly observed; and that such Resolutions have not been amended or rescinded, either in whole or in part, and are in full force and effect;

5.12.	when issued, all Shares will be issued in compliance with all matters of, and will represent valid and enforceable obligations under, applicable U.S. federal and state securities laws and other laws (other than the laws of Bermuda, in respect of which we are opining); and

5.13.	that, as of each and every time any of the Shares are issued in accordance with the Agreement, the Company will have a sufficient number of authorised and unissued Shares available for issuance.

6.	Opinion

Based upon and subject to the foregoing and subject to the reservations set out below and to any matters not disclosed to us, we are of the opinion that:

6.1.	the Company is duly incorporated for an indefinite period as an exempted limited company, and is validly existing and in ‘good standing’ under the laws of Bermuda;

6.2.	the Shares, when issued, sold and paid for as contemplated in the Prospectus and the Agreement, will be validly issued, fully paid and non-assessable; and

6.3.	so far as can be ascertained from the Searches, the Company is not engaged in or threatened with any action, suit, or proceeding before any court in Bermuda.

7.	Reservations

We have the following reservations:

7.1.	we have relied upon searches of public records on file at the offices of the ROC and the Registry of the Supreme Court of Bermuda but we note that the records disclosed by those searches may not be complete or up to date;

7.2.	any reference in this opinion to shares being “non-assessable” means, in relation to fully-paid shares of the Company and subject to any contrary provision in any agreement in writing between the Company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for their shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of, or otherwise to pay money to, the Company; and

7.3.	any reference in this opinion to the Company being “in good standing” means having paid all fees and taxes and having made all filings required by the laws of Bermuda in order to maintain the valid existence of the Company pursuant to such laws.

8.	Disclosure

This opinion has been prepared for use in connection with the filing by the Company of a current report on Form 6-K which will be incorporated by reference into the Registration Statement and the prospectus thereto and is not to be relied upon in respect of any other matter.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the above-described Form 6-K and to the reference to our firm under the caption “Legal Matters” in the prospectus attached to the Registration Statement, without admitting that we are “experts” within the meaning of the Act or the rules and regulations of the Commission thereunder, with respect to any part of the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under section 7 of the Act.

This opinion speaks as of its date and is strictly limited to the matters stated in it and we assume no obligation to review or update this opinion if applicable law or the existing facts or circumstances should change.

Yours faithfully,

/s/ MJM Limited

MJM LIMITED